SUB ITEM 77E - LEGAL PROCEEDINGS
On January 30, 2004, a purported shareholder in the Dreyfus
Disciplined Stock Fund  filed a class action in the United
States District Court of the Western District  of
Pennsylvania against Mellon Financial Corporation, Mellon
Bank, N.A.,  The  Dreyfus  Corporation, Founders  Asset
Management  LLC,  and  the directors  of all or
substantially all of the Dreyfus Funds and  the  Dreyfus
Founders Funds, on behalf of a purported class and
derivatively on behalf  of said  funds, alleging violations
of Sections 34(b), 36(b), and 48(a)  of  the Investment
Company Act of 1940, Section 215 of the Investment Advisers
Act of 1940,  and common law claims.  The action seeks to
recover allegedly improper and  excessive  Rule  12b-1 and
advisory fees charged to  various  funds  for marketing  and
distribution  services.   More  specifically,  the
Plaintiff claims,  among  other  things, that 12b-1 fees and directed  brokerage  were improperly  used  to  pay brokers
to recommend Dreyfus and  Dreyfus  Founders Funds  over
other  funds,  and  that such payments  were  not  disclosed to investors.  In addition, Plaintiff asserts that economies of scale and  softdollar  benefits were not passed on to
investors.  Plaintiff further  alleges that  12b-1  fees
charged to certain funds that were closed to new  investors
were  also  improper. The complaint seeks compensatory and
punitive  damages, recission  of  the advisory contracts, an accounting and restitution  of  any lawful  fees,  as well
as an award of attorneys' fees and litigation.                        These
actions will be defended vigorously, and we believe they are totally without merit.